Consolidated Financial Statements

For the years ended September 30, 2012 and September 30, 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters. The Company’s independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors. The consolidated financial statements have been subject to an audit by the Company’s internal auditors and the Company’s external auditors, KPMG LLP, in accordance with generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Craig Warnock”
Gordon J. Reykdal	Craig Warnock, CMA
Chairman and	Chief Financial Officer
Chief Executive Officer

December 28, 2012

Edmonton, Alberta, Canada

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.

We have audited the accompanying consolidated financial statements of The Cash Store Financial Services Inc., which comprise the consolidated balance sheets as at September 30, 2012 and September 30, 2011, the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Cash Store Financial Services Inc. as at September 30, 2012 and September 30, 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2012 in accordance with U.S. generally accepted accounting principles.

Signed: KPMG LLP

Chartered Accountants

Edmonton, Canada

December 28, 2012

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share amounts)

	Years Ended
	September 30	September 30
	2011	2012
REVENUE
Loan fees	$136,623	$137,994
Other income - Note 6	53,276	49,418
	189,899	187,412

OPERATING EXPENSES
Salaries and benefits	67,017	65,944
Provision for loan losses - Note 5	2,559	31,004
Retention payments	26,786	9,968
Selling, general and administrative	24,109	23,595
Rent	18,427	18,940
Advertising and promotion	5,941	5,180
Depreciation of property and equipment	6,803	6,843
	151,642	161,474
OPERATING MARGIN	38,257	25,938

CORPORATE AND OTHER EXPENSES
Corporate expenses	18,273	22,753
Interest expense	-	11,623
Depreciation of property and equipment	1,146	835
Amortization of intangible assets	965	5,138
Branch closure costs - Note 7	-	1,574
Impairment of property and equipment - Note 9	-	3,425
Premium paid to acquire the loan portfolio - Note 3	-	36,820
Class action settlements	3,206	-
INCOME (LOSS) BEFORE INCOME TAXES	14,667	(56,230)

PROVISION FOR INCOME TAXES - NOTE 13
Current	6,157	(3,571)
Deferred (recovery)	(532)	(9,570)
	5,625	(13,141)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$9,042	$(43,089)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 18
Basic	17,259,196	17,431,809
Diluted	17,663,380	17,431,809

BASIC EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.52	$(2.47)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss) and comprehensive income (loss)	$0.51	$(2.47)

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian Dollars)

	September 30	September 30
	2011	2012
ASSETS

Current Assets
Cash - Note 4	$19,291	$19,139
Consumer loans receivable, net - Note 5	4,781	32,440
Other receivables - Note 6	12,575	17,332
Prepaid expenses and other assets	3,318	2,454
Income taxes receivable	-	4,576
Deferred tax assets - Note 13	1,528	10,486
	41,493	86,427

Long term receivable - Note 6	681	2,609
Deposits and other assets	857	1,162
Deferred tax assets - Note 13	2,424	424
Deferred financing costs	1,052	7,523
Property and equipment, net of accumulated depreciation of $30,216 and $36,180 - Note 9	25,589	23,157
Intangible assets, net of accumulated amortization of $2,908 and $7,831 - Note 10	10,578	39,760
Goodwill - Note 11	39,133	39,685
	$121,807	$200,747

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,795	$1,055
Accrued liabilities - Note 12	21,194	20,688
Income taxes payable	138	-
Current portion of deferred revenue - Note 15	1,194	1,000
Current portion of deferred lease inducements	490	436
Current portion of obligations under capital leases and other obligations - Note 16	659	1,180
	25,470	24,359

Deferred revenue - Note 15	4,917	3,917
Deferred lease inducements	1,082	985
Obligations under capital leases and other obligations - Note 16	636	3,608
Senior secured notes - Note 14	-	126,033
Deferred tax liabilities - Note 13	2,356	2,832
	34,461	161,734

SHAREHOLDERS' EQUITY
Share capital - Note 17	46,149	46,652
Additional paid-in capital	4,178	4,700
Retained earnings	37,019	(12,339)
	87,346	39,013
	$121,807	$200,747

Commitments - Note 20

Litigations, Claims and Contingencies - Note 21

Subsequent Events - Note 26

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian Dollars)

	Common Shares	Additional Paid- in Capital	Retained Earnings	Total Shareholders' Equity

Balance, September 30, 2010	$43,468	$3,981	$35,906	$83,355
Total comprehensive income	-	-	9,042	9,042
Dividends to common shareholders	-	-	(7,929)	(7,929)
Issuance of common shares	2,681	(589)	-	2,092
Stock-based compensation expense	-	786	-	786
Total of other equity movements	2,681	197	(7,929)	(5,051)
Balance, September 30, 2011	$46,149	$4,178	$37,019	$87,346
Net income (loss) and comprehensive income (loss)	-	-	(43,089)	(43,089)
Dividends to common shareholders	-	-	(6,269)	(6,269)
Issuance of common shares	503	(211)	-	292
Stock-based compensation expense	-	733	-	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	$46,652	$4,700	$(12,339)	$39,013

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian Dollars)

	Years Ended
	September 30	September 30
	2011	2012
Cash provided by (used in):

OPERATING ACTIVITIES
Net income (loss)	$9,042	$(43,089)
Items not affecting cash:
Depreciation of property and equipment	7,950	7,678
Amortization of intangible assets	965	5,138
Impairment of assets - Note 9	-	3,425
Provision for loan losses - Note 5	2,559	31,004
Premium paid to acquire the loan portfolio - Note 3	-	36,820
Stock-based compensation	786	733
Accretion of long-term debt discount and amortization of deferred financing costs	-	1,466
Deferred income taxes	(532)	(9,570)

Change in non-cash working capital:
Consumer loans receivable, net - Note 5	(2,744)	(8,649)
Other receivables and long-term receivables	(2,866)	(6,685)
Prepaid expenses, deposits and other assets	(2,408)	559
Income taxes receivable	138	(4,576)
Accounts payable and accrued liabilities	4,364	(430)
Income taxes payable	(2,116)	(138)
Deferred revenue	(1,217)	(1,194)
Deferred lease inducements	106	(151)
	14,027	12,341

INVESTING ACTIVITIES
Purchase of consumer loans portfolio - Note 3	-	(27,235)
Premium paid to acquire the loan portfolio - Note 3	-	(36,820)
Business acquisitions	(25)	-
Cash restricted - Note 4	(6,389)	3,816
Purchase of intangible assets - Note 3	(895)	(31,795)
Purchase of property and equipment	(6,826)	(3,985)
	(14,135)	(96,019)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(778)	(961)
Proceeds from issuance of senior secured notes - Note 14	-	102,577
Deferred financing costs	(14)	(8,297)
Dividends paid on common shares - Note 19	(7,929)	(6,269)
Issuance of common shares	2,092	292
	(6,629)	87,342

INCREASE (DECREASE) IN UNRESTRICTED CASH	(6,737)	3,664
UNRESTRICTED CASH, BEGINNING OF PERIOD	16,671	9,934
UNRESTRICTED CASH, END OF PERIOD	$9,934	$13,598

Supplemental cash flow information:
Interest paid	$147	$222
Interest received	30	4
Income taxes paid (inclusive of tax refunds)	8,132	1,204
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	$121	$4,454
Addition of consumer loans portfolio in exchange for senior secured notes	-	22,779
Addition of intangible asset due to taxable difference on acquisition	-	2,524
Addition of goodwill due to taxable difference on acquisition	-	552

See accompanying notes to the consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store Financial and Instaloans (TSX: CSF, NYSE: CSFS), who act as lenders and brokers to facilitate short-term advances and provide other financial services, to income-earning consumers. As at September 30, 2012, the Company operated 536 (2011 – 586) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets of Cottonwood Financial Ltd. which operate in the United States under the name "Cash Store."  The Cash Store Financial does not conduct under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Significant Accounting Policies

(a)	Basis of Presentation

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (“CGAAP”) and provided reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) under Item 18 of Form 20-F. As disclosed in Note 27 of the audited consolidated financial statements for the year ended September 30, 2011, there were no recognition and measurement differences between CGAAP and U.S. GAAP.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in the current fiscal year.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. The accompanying audited consolidated financial statements have been prepared by management in accordance with U.S. GAAP. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting periods. Certain significant judgments, estimates and assumptions, such as those related to the allowance for consumer loan losses, valuation of acquired loans, valuation of intangible assets, premium paid to acquire the loan portfolio, impairment of property and equipment, goodwill and intangible assets, deferred income taxes, the calculation of financial covenants under the Indenture governing the senior secured notes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending loans in default status. Late interest and default fees are recorded once collected.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected.

Included in other income in the consolidated statement of operations is revenue from cheque cashing, money transfer, bill payment, insurance products, bank accounts and other miscellaneous services and fees. For these services, revenue is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products.

(e)	Retention payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances are provided by third-party lenders. The advances provided by the third- party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(e)	Retention payments (continued)

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(f)	Provision for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent loan whereby payment has not been received in full from the customer on or before its maturity. A provision for loan loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgement regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded. The Company’s policy for charging off uncollectible consumer loans originated by the Company is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the provision for consumer loan losses expense.

(g)	Stock Based Compensation

The Company has a stock based compensation plan for employees and Directors, which is described in Note 17. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the consolidated financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(h)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(i)	Consumer Loans Receivable

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described above in “Provision for Loan Losses” and any deferred fees or costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer loans receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest on past due loans receivable is recorded once collected.

Acquired Loans

The portfolio of loans acquired from the Company’s third party lenders on January 31, 2012 fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as these loans have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, the acquired loans are accounted for separately from loans originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired loans includes assumptions regarding the amount and timing of both principal and interest, future credit losses and prepayments and discount rates. An allowance for loan losses is not recorded at the acquisition date because the fair value incorporates an estimate of expected credit losses.

Income recognition on the acquired portfolio of loans is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of fair value are recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and included in the provision for loan loss expense.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(i) Consumer Loans Receivable (continued)

Acquired Loans (continued)

The determination of fair value of acquired loans relies heavily on estimates and significant judgements regarding future collections. Changes in those estimates could materially impact the consolidated financial statements.

Transfer of Loans

Consumer loans that the Company has originated on its own behalf may be transferred to third party lenders in exchange for cash. When loans are transferred to third party lenders it is done so at fair value. The determination of fair value relies on estimates and judgements regarding future collections using the methodology described in Note 1 (f) to these consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred loans and must continue to deal with, collect, maintain and enforce such loans on the third party lender’s behalf in all respects. The Company must pay a participation fee to the third party lender based on the principal of all loans collected for the agreed term of the loan at a rate that is equivalent to the interest rate accrued on the transferred loans.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

(k)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases and secured senior notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of debt arrangements.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(l)	Long Term Investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. (“AUC”) and RTF Financial Holdings Inc. (“RTF”). The Company accounts for its long-term investments using the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation.

(m)	Deferred Financing Costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are included in deferred financing costs. Amortization on deferred financing costs is calculated using the effective interest method over the term of the related debt and recorded as interest expense.

(n)	Property and Equipment

Property and Equipment are carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful life
Computer hardware	4 years
Fixtures, furniture, and equipment	5 years
Signs	5 years
Vehicles	5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, (including renewal options that are reasonably assured) and the estimated useful life of the asset.

(o)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at fair value. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination or asset acquisition that meet the specified criteria for recognition apart from goodwill, is allocated to the individual intangible assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful life
Customer list, contracts and relationships	3 years
Computer software	5 years
Non-compete agreements	Term of the agreements
Favorable supplier relationships	7 years
Proprietary knowledge	5 years
Brand name	Indefinite life

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(p)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

(q)	Impairment

Property and equipment and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability of these assets to be held and used is assessed by a comparison of the carrying amount of an asset group to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. An asset group is the lowest level for which there are separate identifiable cash flows. For property and equipment an asset group typically represents an individual branch. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

Brand name

The brand name intangible is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of the brand name with its carrying value. If the carrying amount exceeds its fair value, an impairment is recognized equal to the amount of the excess.

Goodwill

Goodwill is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(r)	Deferred Revenue

The Company has entered into a long-term services contract for which it received an advance payment. The advance payment was recorded as deferred revenue and is recognized as revenue using the straight-line method over the life of the contract.

(s)	Deferred Lease Incentives

Lease incentives include rent-free periods, reduced rent, and costs paid by landlords on the Company’s behalf. Amortization on lease incentives is calculated using the straight line method over the term of the lease and recorded as a reduction to rent expense.

(t)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Capital leases are recorded as property and equipment with a corresponding obligation. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses. Branch leases are recorded in rent.

(u)	Operating Expenses

The direct costs incurred in operating the Company’s business have been classified as operating expenses. These costs include salaries and benefits of branch and regional employees, retention payments, rent expense, provision for loan losses, advertising, depreciation of branch property and equipment, and other costs incurred by the branches. Corporate expenses incurred by the Company are excluded from operating expenses, and include salaries and benefits of corporate employees, professional fees and legal costs.

(v)	Branch Closure Costs

When the Company announces branch closures the total estimated cost associated with the closures is recorded. The major components of branch closure costs are operating lease buyouts, severance and write-off of property and equipment.

(w)	Foreign Currency

The financial statements of the Company’s operations in the United Kingdom have been translated into Canadian dollars. Current assets and liabilities are translated at the current exchange rate at each period end while non-current assets and liabilities are translated at historical exchange rates. Statement of operations items are translated at the average exchange rate for the period. Resulting translation adjustments are made directly to the statement of operations and included in corporate expenses. Gains or losses from foreign currency transactions are included in corporate expenses.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(x)	Operating Segments

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

Note 2 – Changes in Accounting Policies and Practices

Recently Adopted Accounting Pronouncements:

In 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-13 has not had a material impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-28 has not had any impact on the Company’s consolidated financial statements.

In December 2010, FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-29 has not had a material impact on the Company’s consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Recently Adopted Accounting Pronouncements (continued):

In May 2011, FASB issued ASU No. 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.” This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The adoption of the provisions of ASU No. 2011-04 has not had a material impact on the Company’s consolidated financial statements.

In June 2011, FASB issued ASU No. 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.” This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-05 has not had a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-08 on its consolidated financial statements.

In January 2012, FASB issued ASU No. 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05.” This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASU No. 2011-05.  The deferral is temporary until FASB reconsiders the operational concerns and needs of financial statement users.  Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2011-12 on its consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Accounting Pronouncements Not Yet Adopted (continued):

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The Company is evaluating the impact of the adoption of the provisions of ASU No. 2012-02 on its consolidated financial statements.

Note 3 – Acquisition of Consumer Loans Portfolio

On January 31, 2012, the Company acquired a portfolio of consumer loans from third-party lenders for total consideration of $116,334. At the date of acquisition, the gross contractual principal and income of the acquired loan portfolio was $319,906.

The total consideration paid to third-party lenders was allocated to consumer loans receivable, intangible assets and the premium to acquire the portfolio of loans based on the fair value of each component. The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions that a market participant would use in pricing the components. In accordance with U.S. GAAP the Company determined that the premium settled the pre-existing relationships between the Company and third-party lenders. Accordingly, the premium to acquire the loan portfolio was measured at its fair value and recorded as an expense in the Consolidated Statement of Operations as part of the acquisition transaction. The total consideration was allocated as set forth below:

Consumer loans receivable	$50,014
Non-compete agreement	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Note 5 and Note 10 separately disclose the September 30, 2012 carrying amount of the acquired loan portfolio and related intangible assets respectively.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 4 – Cash

The significant components of cash are as follows:

	September 30	September 30
	2011	2012
Cash	$9,934	$13,598
Restricted cash	9,357	5,541
	$19,291	$19,139

As at September 30, 2012, restricted cash includes $3,100 (September 30, 2011 - $3,100) of funds held by a vendor as security related to agency arrangements and $2,441 advanced from third-party lenders in excess of consumer loans written to customers. As at September 30, 2011, restricted cash included $6,257 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 21 (a)).

Included in cash is approximately $4,640 (September 30, 2011 - $3,611) of cash that was in transit as a result of pre-authorized debit, facilitated by a vendor.

Note 5 – Consumer Loans Receivable, net

	September 30	September 30
	2011	2012
Short-term advances receivable	$6,799	$50,834
Term loans receivable	765	569
Line of credit receivable	-	849
Allowance for consumer loan losses	(2,783)	(26,397)
Consumer loans receivable originated by the Company	4,781	25,855
Acquired loan portfolio	-	6,585
	$4,781	$32,440

a)	Consumer Loans Receivable Originated by the Company

Age analysis of Consumer Loans Receivable:

	September 30	September 30
	2011	2012
Consumer loans receivable
Current	$2,176	$17,019
1-30 days past due date	856	8,791
31-60 days past due date	531	3,934
61-90 days past due date	417	3,469
Greater than 90 days past due date	3,584	19,039
Consumer loans receivable	7,564	52,252
Allowance for consumer loan losses	(2,783)	(26,397)
	$4,781	$25,855

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 5 – Consumer Loans Receivable, net (continued)

a)	Consumer Loans Receivable Originated by the Company (continued)

Allowance for Consumer Loan Losses:

	September 30	September 30
	2011	2012
Balance, beginning of period	$511	$2,783
Provisions made for loan losses	2,559	31,004
Charge-offs	(287)	(7,408)
Effect of foreign exchange translation	-	18
Balance, end of period	$2,783	$26,397

Transfer of Loans

During the year the Company transferred $17,600 of net consumer loans to its third party lenders in exchange for cash. The loans were transferred at fair value and no gain or loss was recorded.  Included in the allowance for consumer loan losses is $6,500 for charge-offs relating to transferred loans.

b)	Acquired Loan Portfolio

The following table summarizes information for the portfolio of loans acquired during the year ended September 30, 2012:

	At Acquisition	September 30
	January 31, 2012	2012
Contractually required payments including interest	$319,906	$276,918
Nonaccretable difference	(268,415)	(269,888)
Cash flows expected to be collected	51,491	7,030
Accretable yield	(1,477)	(445)
Carrying amount	$50,014	$6,585

Changes in the accretable yield on acquired loans are summarized as follows for the year ended September 30, 2012:

Accretable yield, at acquisition	$(1,477)
Accretion	1,032
Accretable yield, September 30, 2012	$(445)

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 6 – Other Receivables and Other Income

(a)	Other Receivables

	September 30	September 30
	2011	2012
Due from investee corporations	$61	$3
Due from vendors for agency services	11,143	12,332
Other	2,052	7,606
	$13,256	$19,941

Long term portion:
Other	681	2,609
	$12,575	$17,332

Due from Vendors

Due from vendors includes $12,332 (2011 - $11,143) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid mastercard and insurance products to our customers. Included in this amount is $10,492 (September 30, 2011 - $10,091) due from one vendor.

Other

Amounts included in Other are amounts due from the third-party administrator of the British Columbia class action settlement funds (Note 21 (a)(i)), amounts from the sale of a business and amounts due in the normal course of business.

(b)	Other Income

	September 30	September 30
	2011	2012
Agency fee income from ancillary services	$46,809	$39,847
Other income	6,467	9,571
	$53,276	$49,418

Note 7 – Branch Closure Costs

During the year ended September 30, 2012, with better clarity regarding the impact of market regulations the Company reassessed its locations and branch distribution. As a result, the Company closed 63 of its lower performing branches in Canada (2011 – nil) and incurred $1,574 in branch closure costs. The charges included $1,389 relating to lease buy-out costs, $60 in employee severance and benefit costs, and $125 in other costs. See Note 9 regarding asset impairment charges related to the closed branches.

Of the $1,574 of branch closure costs recorded, $879 (2011 - $nil) is included in accrued liabilities as at September 30, 2012. The Company expects these accrued liabilities to be settled within one year.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 8 – Long-Term Investments

(a)	The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2011 - $nil). At September 30, 2012, the aggregate quoted market value of the Company’s investment in AUC was $570.

(b)	RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2011 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded.

Note 9 – Property and Equipment

	September 30
	2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Leasehold improvements	$31,804	$19,468	$12,336
Fixtures, furniture, and equipment	13,598	7,422	6,176
Computer hardware	7,201	4,423	2,778
Signs	6,606	4,839	1,767
Vehicle	77	28	49
Land	51	-	51
	$59,337	$36,180	$23,157

	September 30
	2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Leasehold improvements	$28,887	$15,491	$13,396
Fixtures, furniture, and equipment	12,794	6,444	6,350
Computer hardware	6,463	3,596	2,867
Signs	7,533	4,670	2,863
Vehicle	77	15	62
Land	51	-	51
	$55,805	$30,216	$25,589

Cost and accumulated depreciation of property and equipment as at September 30, 2012 included $16,826 (2011 - $13,866) of fully depreciated assets.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 9 – Property and Equipment (continued)

Corporate Head Office Lease

The Company entered into a lease arrangement for the construction and occupancy of a new corporate head office. The Company carried certain risks for cost overruns during construction and for accounting purposes resulted in the Company being deemed to be the owner of the property. During the year the Company recorded an asset and offsetting obligation in recognition of deemed ownership during the construction period.

On September 1, 2012 construction of the property was complete and the Company determined the ongoing leasing arrangement with the landlord should be classified as an operating lease. As a result, the asset and related obligation were derecognized through a deemed sale and leaseback to the landlord with no gain or loss incurred. Future operating lease payments for the new corporate head office are included in Note 20. As at September 30, 2012, the Company has recorded $3,691 of leasehold improvements as property and equipment associated with the corporate head office.

Property and equipment includes the following capital leases:

	September 30
	2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Computer hardware	$2,814	$1,761	$1,053
Fixtures, furniture and equipment	1,661	851	810
	$4,475	$2,612	$1,863

	September 30
	2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Computer hardware	$2,171	$1,163	$1,008
Fixtures, furniture and equipment	903	653	250
	$3,074	$1,816	$1,258

Depreciation of property and equipment for the year ended September 30, 2012, includes $796 (2011 - $165) relating to property and equipment under capital leases.

During the year ended September 30, 2012, additions to property and equipment included $1,401 (2011 - $121) of assets that were acquired by means of capital lease.

Impairment of Property and Equipment

During the year ended September 30, 2012, the Company identified 64 branches (2011 – nil) for which the carrying amount of the property and equipment exceeded its recoverable amount. As a result, the Company recorded an impairment charge of $3,425 (2011 - $nil) to reduce the carrying amount of property and equipment in these branches to its fair value. The property and equipment impaired included leasehold improvements, fixtures, furniture and equipment, signage, and computer equipment.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 10 – Intangible Assets

	September 30
	2012
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$962	$938	$24
Favorable supplier relationships	14,220	1,375	12,845
Non-compete agreements	16,031	2,369	13,662
Proprietary knowledge	2,280	300	1,980
Computer software	8,798	2,849	5,949
Brand name	5,300	-	5,300
	$47,591	$7,831	$39,760

	September 30
	2011
		Accumulated	Net Book
	Cost	Amortization	Value

Customer contracts, relationships, lists and other	$962	$917	$45
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$13,486	$2,908	$10,578

Cost and accumulated amortization of computer software, customer contracts, relationships, lists and other as at September 30, 2012 included $1,303 (2011 - $1,291) of fully amortized assets.

The estimated annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2013	2014	2015	2016	2017
Amortization expense for intangible assets	$7,364	$7,147	$6,886	$6,400	$3,890

Note 11 – Goodwill

	September 30	September 30
	2011	2012
Balance, beginning of period	$39,108	$39,133
Goodwill acquired	25	-
Other	-	552
Balance, end of period	$39,133	$39,685

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 12 – Accrued Liabilities

	September 30	September 30
	2011	2012
Class action settlements Note 21 (a)	$4,185	$4,254
Accrued salaries and benefits	2,808	2,807
Amounts due to third party lenders	8,487	5,782
Interest accrued on long-term debt - Note 14	-	2,540
Other accruals	5,714	5,305
	$21,194	$20,688

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and un-paid retention payments, and loan repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 13 – Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 26.5% (2011 – 28.0%) to income as a result of the following:

	September 30	September 30
	2011	2012
Income before income taxes	$14,667	$(56,230)
Computed tax expense at statutory income tax rates	$4,107	$(14,873)
Change in enacted tax rates	(31)	108
Adjustment for prior year immaterial errors	1,180	(245)
Change in valuation allowance	-	1,980
Stock-based compensation	206	186
Rate difference on losses available for carry-back	-	(532)
Permanent differences and other	163	235
Total income tax provision	$5,625	$(13,141)

As at September 30, 2012, the Company has a tax loss carry forward in the amount of $8,387 (September 30, 2011 - $689).

The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities. The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 13 – Income Taxes (continued)

(b)	Deferred Income Taxes

The tax effects that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	September 30	September 30
	2011	2012
Deferred income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$1,078	$2,222
Premium paid to acquire the loan portfolio	-	3,814
Loan loss provision	450	4,450
	$1,528	$10,486
Non-current:
Losses available to be carried forward	150	2,404
Property and equipment, intangible assets and goodwill	320	2,300
Deferred lease inducements	308	200
Deferred revenue	1,647	85
Discount on senior secured notes	-	1,032
Valuation allowance for deferred tax assets	-	(1,980)
	$2,425	$4,041

Deferred income tax liabilities:
Property and equipment, intangible assets, goodwill and other	$(2,356)	$(6,449)

In assessing the realizability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of taxable income during the period in which those temporary differences become deductible. The Company has assessed that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of taxable income during the carry-forward period are reduced.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 14 – Senior secured notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Company used the majority of the proceeds of the Notes to acquire a portfolio of consumer loans as described in Note 3.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;
•	at least 65% of the aggregate principal amount of the Notes (including Additional Notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and
•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at September 30, 2012, the Company was in compliance with all of the covenants in the Trust Indenture.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 15 – Deferred Revenue

	September 30	September 30
	2011	2012
Current	$1,194	$1,000
Long-term	4,917	3,917
	$6,111	$4,917

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. to supply money transfer services across the Company’s network of branches in Canada. The Company received a $7,000 signing bonus, which is recognized into revenue using the straight-line method over the 7 year term of the agreement.

Note 16 – Obligations under Capital Leases and other Obligations

The Company has entered into capital leasing and other obligation arrangements related to leasehold improvements, office furniture and equipment:

	September 30
	2012
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $72 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2027; secured by assets with an aggregate carrying amount of $4,834.	$7,281	$2,493	$4,788
Less current portion	1,565	385	1,180
	$5,716	$2,108	$3,608

	September 30
	2011
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases and other obligations - repayable in monthly instalments totalling $57 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2015; secured by assets with an aggregate carrying amount of $1,258.	$1,421	$126	$1,295
Less current portion	761	102	659
	$660	$24	$636

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 16 – Obligations under Capital Leases and other Obligations (continued)

The capital lease and other obligation repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2013	$1,565	$385	$1,180
2014	1,002	323	679
2015	704	261	443
2016	628	224	404
2017	381	198	183
2018 and thereafter	3,001	1,102	1,899
	$7,281	$2,493	$4,788

During the year ended September 30, 2012, the Company incurred interest charges related to capital leases and other obligations in the amount of $222 (2011 - $147). These changes have been included in selling, general, and administrative expenses.

Note 17 – Share Capital

(a)	Issued share capital

	September 30		September 30
	2011		2012
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	17,419,214	$46,149
Transfer from contributed surplus for stock options exercised	-	572	-	211
Options exercised	183,487	939	77,432	292
Warrants exercised	150,000	1,170	-	-
Balance, end of period	17,419,214	$46,149	17,496,646	$46,652

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 17 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30		September 30
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of year	1,019,322	$8.07	979,168	$9.42
Granted	155,000	12.96	325,000	5.88
Exercised	(183,487)	5.12	(77,432)	3.77
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	(7,500)	8.80
Outstanding, end of year	979,168	9.42	1,219,236	8.84
Exercisable, end of year	505,832	$6.84	662,573	$8.87

At September 30, 2012, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2008	162,834	4 mos.	$3.88	162,834
2009	169,733	18 mos.	6.66	169,733
2010	406,669	28 mos.	12.53	278,341
2011	155,000	45 mos.	12.96	51,665
2012	325,000	64 mos.	5.88	-
	1,219,236	35 mos.	$8.84	662,573

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30	September 30
	2011	2012
Risk free interest rate	1.6%	1.3%
Expected life (years)	3	4
Expected volatility	39.0%	45.5%
Expected dividends	3.7%	5.3%

The weighted average grant-date fair value of options granted was estimated at $1.36 (September 30, 2011 - $2.72) per option.

The Company is authorized to issue an additional 1,790,735 equity share options under its existing stock option plan.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 17 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

A summary of the status of the Company's nonvested share options as of September 30, 2011, and the changes during the year ended September 30, 2012, is presented below:

	September 30		September 30
	2011		2012
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	697,678	$9.48	473,336	$12.17
Granted	155,000	12.96	325,000	5.88
Vested	(377,675)	7.53	(239,173)	11.51
Forfeited	(1,667)	8.80	(2,500)	8.80
Nonvested, end of period	473,336	$12.17	556,663	$8.80

The pre-tax intrinsic value of options exercised during the year ended September 30, 2012, was $162 (September 30, 2011 - $1,593). The total fair value of options that vested during the year ended September 30, 2012, was$765 (September 30, 2011 - $1,053).

As at September 30, 2012, the aggregate intrinsic value of options outstanding was $296 (2011 - $1,610), while the aggregate intrinsic value of the options that are currently exercisable was $296 (2011 - $1,521).

As at September 30, 2012, there was $622 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.2 years.

For the year ended September 30, 2012, the total cash received for stock options exercised totaled $292 ($939 for the year ended September 30, 2011).

(c) Warrants to outside agents

	September 30		September 30
	2011		2012
	Number of Warrants	Weighted Average	Number of Warrants	Weighted Average
Balance, beginning of year	150,000	$7.80	nil	nil
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	nil	nil	nil	nil
Exercisable for shares, end of year	nil	nil	nil	nil

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share expiring on May 14, 2011. On April 26, 2011, the Company received $1,170 of proceeds related to the 150,000 warrants being exercised by the financing agent.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 18 – Per Share Amounts

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	September 30	September 30
	2011	2012
Basic total weighted average common shares outstanding	17,259,196	17,431,809
Effect of dilutive securities
Share option awards	369,345	-
Warrants	34,839	-
Diluted total weighted average common shares outstanding	17,663,380	17,431,809

For the year ended September 30, 2012, there were 1,219,236 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

Note 19 – Dividends

	September 30
	2012
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.12	November 16, 2011	December 14, 2011	$2,091
Dividend $0.12	February 8, 2012	March 7, 2012	2,091
Dividend $0.06	May 10, 2012	June 7, 2012	1,039
Dividend $0.06	August 10, 2012	September 7, 2012	1,049
			$6,270

	September 30
	2011
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
			$7,929

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture governing the Notes. The Company remains in compliance with all covenants under this Indenture.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 20 – Commitments

Operating Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2027 as follows:

Aggregate Lease
Payments
2013	$19,261
2014	15,829
2015	11,165
2016	5,926
2017	4,294
Thereafter	16,294
$72,769

Note 21 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement was approved by the Court. The settlement does not constitute any admission of liability by the Company.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company paid the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 (in the year ended September 30, 2011) has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at September 30, 2012, there is an accrual of $4,085 (September 30, 2011 - $4,039) related to settlement costs.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 21 – Litigation, Claims and Contingencies (continued)

(i)	British Columbia (continued)

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(ii)	Alberta (continued)

January 19, 2010 Claim (continued)

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at September 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iii)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(iii)	Manitoba (continued)

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(iv)	Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

(b)	Contingencies

(i)	Third-Party Lenders

In addition to direct lending, the Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information, as well as, loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio which totalled $27,792 as at September 30, 2012 (2011 - $104,581).

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 21 – Litigations, Claims and Contingencies (continued)

(b)	Contingencies

(i)	Third-Party Lenders (continued)

To date, no claims have been made by the third-party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order as at September 30, 2012.

Note 22 – Related Party Transactions

(a) The Cash Store Australia Holdings Inc.

During the year, the Company provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement expired on June 30, 2012 and included a 90 day transition period.

Included in selling, general, and administrative expenses is a recovery of $284 (2011 - $363) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at September 30, 2012, the Company has a $3 (2011 - $16) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b) RTF Financial Holdings Inc.

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement expired on June 30, 2012 and included a 90 day transition period.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 22 – Related Party Transactions (continued)

(b) RTF Financial Holdings Inc. (continued)

Included in selling, general, and administrative expenses is a recovery of $140 (2011 - $240) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

As at September 30, 2012, the Company has a $nil (2011 - $45) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(c) Third-party Lenders

(i)	A privately held entity that acts as a third-party lender is controlled by an individual who is within the immediate family of a member of the Company’s management. In addition, a separate individual, who is a member of management of AUC and a member of management of the third-party lender (“Individual A”), is also within the immediate family of the member of the Company’s management described above. Included in retention payments are $4,185 (2011 - $11,674) of amounts paid or payable this third-party lender. During the year, the Company transferred consumer loans receivable, net of the provision for loan losses, of $3,914 to this third-party lender for consideration of $3,914. As part of the acquisition of the consumer loans portfolio on January 31, 2012 as described in Note 3, $45,520 of the total purchase consideration was paid to this third-party lender and the acquisition agreement was signed on behalf of the third-party lender by Individual A. As at September 30, 2012, included in accrued liabilities is $659 (September 30, 2011 - $2,281) due to the third-party lender.

(ii)	An immediate family member of a Director of the Company advanced funds to a privately held syndicate that acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. A separate individual, who is a Director of AUC, also advanced funds to this third-party lender. Included in retention payments are $1,377 (2011 - $4,801) paid to this third-party lender. As part of the acquisition of the consumer loans portfolio on January 31, 2012 as described in Note 3, $23,944 of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. As at September 30, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1,257) due to this third-party lender.

(iii)	A privately held entity that began acting as third-party lender after January 31, 2012 is controlled by the Director of AUC described in (ii) above. Included in retention payments are $36 (2011 - $nil) paid or payable to this third third-party lender. As at September 30, 2012, included in accrued liabilities is $166 (September 30, 2011 - $nil) due to this third-party lender.

All transactions with third-party lenders have been measured at the exchange amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management

(a) Fair Values

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable net, accounts payable and accrued liabilities approximate their fair values (Level 2 measurements) due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and senior secured notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligation under capital lease and other obligations and senior secured notes as at September 30, 2012 and 2011 are not significantly different than their carrying value.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

			September 30		September 30
			2011		2012
	Classification	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	Held-for-trading	1	$19,291	$19,291	$19,139	$19,139
Other receivables	Loans and receivables	2	12,575	12,575	13,223	13,223
Consumer loans receivable	Loans and receivables	2	4,781	4,781	32,440	32,440
Long term receivable	Loans and receivables	2	$681	$681	$6,718	$6,718
Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	2	$22,989	$22,989	$21,743	$21,743
Obligations under capital leases and other obligations	Other financial liabilities	2	1,295	1,295	4,788	4,788
Senior secured notes	Other financial liabilities	2	$-	$-	$126,033	$131,906

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b) Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior year.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As the Company has operations in the United Kingdom, it is exposed to risk from changes in the exchange rates between the Canadian dollar and the British pound. While the Company attempts to match cash outlays with cash inflows in the same currency, fluctuations in exchange rates creates volatility with cash flows and reported amounts for revenues and expenses on a period-to-period basis, however, this is not considered significant to the Company.

Based on a 315 basis point increase/decrease in the foreign exchange rate occurring in the year ending September 30, 2012, net loss would increase/decrease by $517 as it relates to financial assets and liabilities denominated in the British pound as at September 30, 2012. Analysis of the effects of hypothetical foreign exchange changes are based on assumptions, including the maintenance of the existing levels and composition of assets and liabilities, and should not be relied on as indicative of actual or future results.

(ii)	Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30	September 30
	2011	2012
Cash - Note 4	$19,291	$19,139
Consumer loans receivable, net - Note 5	4,781	32,440
Other receivables - Note 6	12,575	13,223
Long-term receivable - Note 6	681	6,718
	$37,328	$71,520

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables include amounts owing to the Company from various parties. Included within other receivables are amounts of $12,223 whereby a significant portion is owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2012.

Consumer loans receivable: The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

Refer to Note 5 for an analysis of the age of consumer loans receivable originated by the Company as of September 30, 2012 and the activity related to the Company’s allowance for consumer loan losses.

The Company makes significant estimates in respect of the allowance for consumer loan losses. Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b) Risk Management (continued)

(iii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, as well as payment obligations under capital leases and senior secured notes, which are made up of the following:

	Carrying Amount	Contractual Cash Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$21,743	$21,743	$21,743	$-
Obligations under capital leases (including interest)	4,788	7,280	1,565	2,335
Senior secured notes	126,033	198,529	15,238	45,713
	$152,564	$227,552	$38,546	$48,048

Note 24 – Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, the Company may seek additional sources of capital.

The Company’s capital management objectives, policies and procedures were unchanged since the prior year-end.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 25 – Segmented Information

The following is a summary of revenue and long-lived assets for the Company’s geographical segments:

	September 30	September 30
	2011	2012

REVENUE
Canada	$187,356	$177,186
United Kingdom	2,543	10,226
	$189,899	$187,412

	September 30	September 30
	2011	2012

LONG-LIVED ASSETS
Canada	$74,178	$99,972
United Kingdom	1,122	2,630
	$75,300	$102,602

Long-lived assets include property and equipment, intangible assets and goodwill.

Note 26 – Subsequent Events

(a)	Litigation and Claims

(i)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

(ii)	Manitoba

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(in thousands, except share and per share amounts)

Note 26 – Subsequent Events (continued)

(a)	Litigation and Claims (continued)

(ii)	Manitoba (continued)

In all cases, the Company believes that it conducts its business in accordance with applicable laws in each of the jurisdictions noted and will be defending these actions vigorously both with respect to certification as a class proceeding and on each action’s merits. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for these actions

(b)	Special Investigation

Subsequent to September 30, 2012, the Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation and following some preliminary fact-finding performed by Company’s internal auditor, legal counsel to a Special Committee of the Board has retained an independent accounting firm to conduct a special investigation. As of the release date of these financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet commenced and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in these financial statements.

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